                                                                 EXHIBIT 2.3


                               September 23, 1995


Mr. William N. Borkan
3364 North East 167th Street
North Miami Beach, Florida 33160

RE:      Neuromed, Inc.

Dear Bill:

Reference is made to the February 10, 1995 Agreement for the Purchase and Sale of All of the Issued Capital Stock of Neuromed, Inc. between Quest Medical, Inc. ("Quest") and you, as amended (the "Purchase Agreement"). When executed by Quest and you, this letter will constitute an agreement between Quest and you with respect to the matters covered herein.

In consideration of the mutual covenants contained herein, Quest and you agree as follows:

1. You hereby agree to resign as a member of the board of directors of Quest at the time this agreement is executed. You hereby fully and completely release and discharge Quest and its management and directors of any and all liability and obligations under Section 7.6 of the Purchase Agreement, and
Section 7.6 shall be null and void and of no further force and effect, subject to possible reinstatement pursuant to 4.b. hereof. The obligations contained in the Agreement Regarding Confidential Information and Solicitation dated June 22, 1995 signed by you will continue in full force and effect.

2. You agree to sign and deliver to Quest or Ernst & Young, at the time this letter is executed, the management representations requested of you by Ernst & Young with respect to their audits of the financial statements of Neuromed for the fiscal years ended October 31, 1993 and 1994, in the form of
Exhibit 1 hereto.

3. Contemporaneously with (or immediately before if required by the underwriters) the completion of the public offering referred to in 4 hereof, Quest will issue to you 200,000 shares of Quest stock as the amount of stock due to you (one-half of the Contingent Consideration) with respect to the First Determination Period (as defined in Schedule 1.2) (the "1995 Additional Stock"), and, on or before January 10, 1996, Quest will pay to you the sum of $1,500,000 in satisfaction of the cash portion (one-half) of the Contingent Consideration due to you with respect to the First Determination Period, in full and complete satisfaction and discharge of Quest's

Mr. William N. Borkan
September 23, 1995
Page 2



obligations under Section 1.2(iii) and Schedule 1.2 (Contingent Consideration) of the Purchase Agreement with respect to the First Determination Period. If the public offering referred to in paragraph 4 hereof is completed and all of your stock is sold, Quest's obligations with respect to the Second Determination Period (as defined in Schedule 1.2) are hereby converted solely to a monetary obligation, and Quest will be obligated to pay to you, on or before January 10, 1997, the sum of (a) an amount equal to the product of (1) the price per share (net of underwriting and brokerage discounts, fees and commissions and expenses of the offering) of Quest stock in such public offering times (2) the number of shares of Quest stock (one-half of the Contingent Consideration) to which you would have been entitled for the Second Determination Period plus (b) the cash amount (the other half of the Contingent Consideration) to which you are entitled for the Second Determination Period). If and when Contingent Consideration for the Second Determination Period becomes due and payable, if Quest determines that less than the maximum amount is payable, you will be entitled, upon written request, to conduct, at your expense, a reasonable examination of the books and records of Quest related to the Neuromed Business (as defined on Schedule 1.2), during normal business hours.

4. Quest has decided to commence preparation for a public offering of common stock to be completed on or before November 30, 1995.

         a. If, by September 30, 1995, Quest delivers to you a letter of intent or underwriting commitment from an investment banker for a public offering which includes all of your stock (including the 1995 Additional Stock) or files a registration statement which includes all of your stock, you hereby commit and agree to and will include all of your stock in such offering. As used in this letter, "your stock" means your stock in Quest owned on the date hereof plus the 1995 Additional Stock.

         b. If Quest delivers such letter of intent or underwriting commitment or files such registration statement by September 30, 1995, Quest will complete the offering by November 30, 1995, failing which 1
         and   3 of this agreement will be null and void and of no force and effect, and Quest and Borkan will be relegated to their respective rights and obligations under the Purchase Agreement with respect to the subject matter thereof.

         c. Completion of a registration of your stock pursuant to subparagraph (a) preceding will be deemed to satisfy Quest's obligations under Section 2(a) of the Registration Rights Agreement with respect to your existing Quest stock and the 1995

Mr. William N. Borkan
September 23, 1995
Page 3



         Additional Stock. The provisions of the Registration Rights Agreement with respect to registration procedures, underwriting, indemnification, payment of expenses and payment of underwriting discounts, fees and other compensation in connection with any offering or registration pursuant to the foregoing provisions of this paragraph 4 shall be applicable.

         d. You acknowledge that you are aware of your contractual and legal confidentiality obligations with respect to Quest and understand that confidentiality with respect to Quest and the prospective public offering is particularly important and sensitive until the completion or abandonment of such offering and that you may not trade, and may not aid, abet or encourage anyone else in the trading, of Quest stock until the completion or abandonment of such offering. Nothing in the foregoing sentence is intended to relieve you of any confidentiality obligations which you may have after the completion or abandonment of such offering. You also acknowledge that you understand that a copy of this agreement may be filed with the Securities and Exchange Commission by Quest.

If the foregoing correctly states our agreement, please sign in the space provided below, whereupon this letter will become a binding agreement between Quest and you.


QUEST MEDICAL, INC.                              ACCEPTED AND AGREED TO:


By    /s/ THOMAS C. THOMPSON                      /s/ WILLIAM N. BORKAN
   ------------------------------                ------------------------------
    Thomas C. Thompson, President                     William N. Borkan


cc:      Jeffrey Lefcourt                             Kenneth Sawyer
         Stephan Haimo                                Larry Martin
         F. Robert Merrill III                        Linton E. Barbee
         Kenneth Hawari